SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

 (Mark One)

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                to

Commission file number 1-8207

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Home Depot FutureBuilder for Puerto Rico

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc., 2455 Paces Ferry Road, NW, Atlanta, GA 30339

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Home Depot FutureBuilder for Puerto Rico

Date: June 26, 2002

/s/ ILEANA CONNALLY
By: Ileana Connally
Member, Administrative Committee

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Independent Auditors’ Report

The Administrative Committee

The Home Depot FutureBuilder for Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder for Puerto Rico (the Plan) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Home Depot FutureBuilder for Puerto Rico at December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 19, 2002

Atlanta, Georgia

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Assets:
Investments (note 5)	$786,631	339,491

Receivables:
Employer contributions receivable	—	2,970
Employee contributions receivable	—	51
Participant loans receivable	38,907	8,831
Other receivable	458	367

Total receivables	39,365	12,219

Liabilities:
Payable to broker	19,604	—

Net assets available for benefits	$806,392	351,710

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:
Investment income (loss):
Realized loss on sale or distribution of common stock of The Home Depot, Inc.	$(5,550)	(1,234)
Realized (loss) gain on sale of shares of registered investment companies	(1,443)	3,125
Net unrealized appreciation (depreciation) in fair value of investments (note 5)	76,181	(65,378)
Interest and dividend income	3,554	2,075
Other income	—	7,709

Total investment income (loss)	72,742	(53,703)

Contributions:
Participants’	242,807	161,078
Employer’s	178,075	109,823

	420,882	270,901

Total additions	493,624	217,198

Deductions from net assets attributed to:
Benefits paid to participants	38,918	17,033
Administrative expenses	24	18

Total deductions	38,942	17,051

Net increase	454,682	200,147

Net assets available for benefits:
Beginning of year	351,710	151,563

End of year	$806,392	351,710

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2001 and 2000

(1)           Description of the Plan

The following is a brief description of The Home Depot FutureBuilder for Puerto Rico (the Plan). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)           General

The Plan is a defined contribution plan covering substantially all employees of The Home Depot Puerto Rico, Inc. (the Company). Employees are eligible to become participants on the first quarterly entry date (January 1, April 1, July 1, and October 1) following the completion of one year of service and meeting minimum hour requirements. The Plan is intended to qualify under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), excluding provisions of ERISA applicable only to plans qualified under Section 401(a) of the U.S. Internal Revenue Code.

(b)           Contributions

Under the employee stock ownership portion of the Plan, contributions were made solely by the Company and at the discretion of The Home Depot, Inc. Board of Directors (ESOP contributions). During February 1999, the Company made its final ESOP contribution.

Participants may contribute up to 10% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. The Company provides matching contributions of 150% of the first 1% of base compensation contributed by a participant and 50% of the next 2% to 5% of base compensation contributed by a participant. Additional amounts may be contributed at the option of The Home Depot, Inc. Board of Directors. The matching Company contribution is initially invested in Home Depot, Inc. common stock and may be diversified at the discretion of the participants.

(c)           Participant Accounts

The Plan maintains a separate account for each participant, to which contributions, forfeitures, and investment performance are allocated.

(d)           Vesting

An employee becomes 100% vested upon death, retirement at age 65, total or permanent disability, or if the Plan is terminated. If an employee leaves the service of the Company for reasons other than stated above, vesting for the ESOP contributions and earnings thereon is based on years of service, as follows:

Years of service	Vesting percentage
3	20%
4	40
5	60
6	80
7 or more	100

Participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company’s matching and discretionary contributions and net value changes thereon is based on years of vesting service. A participant is 100% vested after three years of vesting service.

(e)           Payment of Benefits

Upon retirement, death, disability, or termination of service for any other reason, participants may elect to receive a lump-sum payment of their vested account balance in the form of cash or securities at the market value on the date of distribution.

(f)            Administrative Expenses

The majority of administrative expenses are paid by the Company, outside of the Plan.

(g)           Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their total vested balance. Loan terms range from one to four years. The loans bear interest at a rate commensurate with local prevailing rates.

(h)           Forfeited Accounts

Forfeited nonvested account balances are used to pay Plan expenses or reduce future employer contributions. In 2001 and 2000, employer contributions were reduced by forfeitures of $1,864 and $231, respectively.

(2)           Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)           General

The Plan is administered by an Administrative Committee made up of employees of The Home Depot, Inc. Banco Popular has been appointed the Trustee of the Plan, and as such administers the assets of the Plan. Effective April 2000, The Northern Trust Company was appointed the custodian of the Plan and as such holds, controls, and manages the assets of the Plan. Prior to April 2000, Wachovia Bank acted as custodian of the Plan.

(b)           Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(c)           Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end. The Home Depot, Inc. common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date. The investment in short-term investment funds of The Northern Trust Company is reported at fair value as determined by The Northern Trust Company based on the quoted market prices of the securities in the fund.

(d)           Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e)           Reclassifications

Certain balances in prior years have been reclassified to conform with the current year presentation.

(3)           Puerto Rico Income Taxes

The Puerto Rico Department of Treasury has determined and informed the Company by a letter dated January 4, 1999 that the Plan is designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994 (IRC). The Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)           Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan. In the event of plan termination, participants will become 100% vested in their accounts.

(5)           Investments

The Plan’s investments are held by The Northern Trust Company. A description of the assets of the Plan follows:

Participant Directed

•                                          Primco IRT Stable Value Fund — Funds are primarily invested in high-quality short-term debt obligations that mature within one to three years.

•                                          Barclay’s Global Investors Equity Index Stock Fund — Funds are invested in shares of a registered investment company that invests in the common stocks included in the Standard & Poor’s 500 Index.

•                                          Putnam New Opportunities Fund — Funds are invested in shares of a registered investment company that invests primarily in common stocks which are believed to have the potential to grow at an above-average pace over time.

•                                          Templeton Foreign Fund — Funds are invested in shares of a registered investment company that invests in stocks and debt obligations of companies and governments outside the U.S.

•                                          Invesco Total Return Fund — Funds are invested in shares of a registered investment company that invests in bonds, common stocks, and high-quality short-term to intermediate-term debt obligations.

•                                          The Home Depot, Inc. Common Stock Fund — Funds are invested in common stock of The Home Depot, Inc.

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2001	2000
The Home Depot, Inc. Common Stock Fund	$638,275	283,582
Putnam New Opportunities Fund	29,379	20,251

During 2001 and 2000, net appreciation (depreciation) of the Plan’s investments was as follows:

	2001	2000
Net unrealized appreciation (depreciation) in fair market value:
Registered investment company funds	$6,637	(12,302)
Common stock	69,544	(53,076)

Net unrealized appreciation (depreciation) in fair market value	$76,181	(65,378)

Non-Participant Directed

The Home Depot, Inc. Common Stock is comprised of shares of The Home Depot, Inc.’s common stock, representing the Company’s matching and ESOP contributions. These shares have been allocated to individual participant accounts. Participants may immediately transfer the Company’s matching contributions to other investment funds. Each participant who has completed five years of service and attained the age of 55 may transfer ESOP contributions to other investment funds. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2001	2000
Net assets — The Home Depot, Inc. Common Stock	$4,385	6,247

Changes in net assets:
Net appreciation (depreciation)	382	(1,628)
Benefits paid to participants	(265)	(234)

	$4,502	4,385

(6)           Related Party Transactions

Certain Plan investments include shares of common stock issued by The Home Depot, Inc., the Parent of the Company. At December 31, 2001 and 2000, the Plan held a combined total of 12,601 and 6,207 shares valued at approximately $51.01 and $45.6875 per share, respectively. As the Parent of the Plan Sponsor, these transactions qualify as party-in-interest.

Other Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

(7)           Plan Amendments and Other Plan Changes

Effective February 1, 2002, the investment committee replaced the Invesco Total Return Fund with the IRT Core Balanced Fund. The change was a result of the underperformance of the Invesco fund. The investment committee also added two new funds to the plan: Dodge & Cox Stock Fund and the T. Rowe Price Small Cap Stock Fund.

Effective April 1, 2002, the assets of The Home Depot FutureBuilder for Puerto Rico were added to The Home Depot FutureBuilder and the Maintenance Warehouse FutureBuilder Master Trust.  These three defined contribution plans will now be in one Master Trust. Also on this date, daily valuation of Plan assets began versus previous valuation on a quarterly basis.

The Board of Directors of the Company has approved an amendment to the plan that will allow each participant to diversify the investment of all or a portion of his/her ESOP account from the Company Stock Fund among the other Investment Funds. This amendment became effective subsequent to the Plan’s year-end.

Schedule 1

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

Identity of issue	Description of investment	Current value
*The Home Depot, Inc. Common Stock Fund	12,513 shares of common stock	$638,275

*The Home Depot, Inc. Common Stock	88 shares of common stock	4,502

Barclay’s Global Investors Equity Index Stock Fund	847 shares of registered investment company	14,744

Invesco Total Return Fund	969 shares of registered investment company	24,226

Putnam New Opportunities Fund	717 shares of registered investment company	29,379

Templeton Foreign Fund	1,614 shares of registered investment company	14,930

Primco IRT Stable Value Fund	23,241 shares of registered investment company	23,241

*The Northern Trust Company	Short-term investment funds	37,334

Total investments		$786,631

*Indicates party-in-interest to the Plan.

See accompanying independent auditors’ report.